SEC FILE NUMBER 00136024
CUSIP NUMBER 53633A101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b25

NOTIFICATION OF LATE FILING

☐ Form 10K ☐ Form 20F ☐ Form 11K ☒ Form 10Q ☐ Form 10-D ☐ Form NSAR
☐ Form NCSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10K

☐ Transition Report on Form 20F

☐ Transition Report on Form 11K

☐ Transition Report on Form 10Q

☐ Transition Report on Form NSAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Liquid Holdings Group, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

111 River Street, Suite 1204

City, State and Zip Code: Hoboken, NJ 07030

PART II — RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K, Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Liquid Holdings Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “2015 Q3 Report”) within the prescribed time period without unreasonable effort or expense for the following reasons:

As previously reported, the Company has not completed the audit of its 2014 consolidated financial statements nor has it filed its annual report for the fiscal year ended December 31, 2014 (the “2014 10-K”) or its quarterly reports for the fiscal quarters ended March 31, 2015 and June 30, 2015 (the “2015 Quarterly Reports”). In addition, the Company’s independent registered public accounting firm resigned and the audit committee of the Company’s board of directors has not yet engaged a new independent registered public accounting firm. The Company is unable to file the 2015 Q3 Report until the audit of the Company’s 2014 consolidated financial statements is completed and the Company files the 2014 10-K and the 2015 Quarterly Reports. The Company is unable to represent that the 2015 Q3 Report will be filed on or before the fifth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jose Ibietatorremendia	212	293-1836
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $5.2 million for the quarter ended September 30, 2015 compared to a net loss of approximately $8.1 million for the quarter ended September 30, 2014. The Company believes that the decrease in its net loss is due primarily to lower operating expenses, particularly in compensation expense and depreciation and amortization expense, offset, in part, by a decrease in revenues. Compensation expense decreased as a result of lower overall headcount due to the Company’s reorganization of operations in July 2015 as well as lower share-based compensation expense. Depreciation and amortization expense decreased due to the full impairment of the Company’s software and trading platform in the fourth quarter of 2014 which resulted in no amortization charge for these assets during the three months ended September 30, 2015. Revenue declined significantly as a result of the Company losing its largest customer in the fourth quarter of 2014. The Company also expects to report a cash and cash equivalents balance of approximately $6.8 million as of September 30, 2015.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements include, among others, statements relating to the Company’s inability to complete the audit of its 2014 consolidated financial statements, the timing of the filing of the Company’s 2014 10-K, its 2015 Quarterly Reports and its 2015 Q3 Report, or expected changes in the Company’s results of operations or financial position. These statements are based on the Company’s beliefs and assumptions, which in turn are based on currently available information. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond the Company’s ability to control or predict and you should be aware that the occurrence of certain events, including those referenced in the sections titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, its subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including Exhibit 99.2 to the Current Report on Form 8-K, filed with the SEC on October 8, 2015, or other filings with the Securities and Exchange Commission, could harm the Company’s business, prospects, results of operations, liquidity and financial condition and cause its stock price to decline significantly. Except as required by applicable law, the Company is under no obligation to publicly update or revise any forward-looking statements.

Liquid Holdings Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015

By:  /s/ Peter R. Kent

Name: Peter R. Kent

Title: Chief Executive Officer and Chief Financial Officer